Cubic Corporation

9333 Balboa Avenue

San Diego, California 92123

May 14, 2013

VIA EDGAR

Amanda Ravitz, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Cubic Corporation

Registration Statement on Form S-1

File No. 333-186852

Dear Ms. Ravitz:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Cubic Corporation (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Wednesday, May 15, 2013, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact Scott N. Wolfe, Esq. of Latham & Watkins LLP at (858) 523-5405.  Thank you for your assistance and cooperation in this matter.

Very truly yours,

CUBIC CORPORATION

By:	/s/ James R. Edwards
James R. Edwards
Senior Vice President,
General Counsel & Secretary

cc:                                Richard Sandler, Esq., Davis Polk & Wardwell LLP

Scott N. Wolfe, Esq., Latham & Watkins LLP

Matthew T. Bush, Esq., Latham & Watkins LLP